FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA URANIUM TO LIST ON TORONTO STOCK EXCHANGE (TSX)

Vancouver, Canada, June 9th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that its common shares will be listed and commence trading on the Toronto Stock Exchange (“TSX”) within the next two weeks.  The company’s current trading symbol, CVV, will remain unchanged.

“This graduation to the senior TSX board represents another milestone in the development of CanAlaska Uranium,” said Mr. Peter Dasler, President & CEO.  “Our TSX listing will open up a broader investor base and expand our access to capital as we continue to explore for uranium deposits in the richest uranium-producing region of the world alongside our international joint venture partners.  We are most pleased to gain the recognition by the Toronto Stock Exchange of our continued prospects for growth.”

CanAlaska’s common shares will be de-listed from the TSX Venture Exchange (TSX-V) upon commencement of trading on the TSX.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

News Release

June 9th, 2011

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 9th, 2011